Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Nine Months Ended September 30,
	2004	2003
		(Restated)
Earnings:
Income from continuing operations before income taxes and cumulative effects of accounting changes	$95,673	$82,472
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	338	432
Add fixed charges as adjusted (from below)	109,058	122,813

	$205,069	$205,717

Fixed charges:
Interest expense:
Corporate	$87,563	$100,703
Amortization of debt costs	7,105	7,265
1/3 of rental expense	14,390	14,845

Fixed charges	109,058	122,813
Less: Capitalized interest	—	—

Fixed charges as adjusted	$109,058	$122,813

Ratio (earnings divided by fixed charges)	1.88	1.68